Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-8 pertaining to the Acuity Brands, Inc. Nonemployee Director Deferred Compensation Plan and the Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan and to the incorporation by reference therein of our reports dated October 27, 2006, with respect to the consolidated financial statements and schedule of Acuity Brands, Inc. included in its Annual Report (Form 10-K) for the year ended August 31, 2006, Acuity Brands, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Acuity Brands, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 27, 2006